EXHIBIT 99.1

                             [PUBLICIS GROUPE LOGO]

                                  PRESS RELEASE

                                                            Paris, June 16, 2005

                  FREUD COMMUNICATIONS TO JOIN PUBLICIS GROUPE

The Public Relations and Corporate Communications Group of Publicis Groupe announces an agreement in principle to acquire a 50.1% stake in Freud Communications, the leading independent British consumer public relations firm. The acquisition would expand PRCC's public relations offering, which already includes such strong agencies as Manning Selvage & Lee (MS&L) and Publicis Consultants. And it aims to reinforce Publicis Groupe's presence in the dynamic UK advertising and communications market. Both parties expect the transaction to be finalized in coming weeks.

With its 1300 employees, the PRCC and its brands span 25 countries, and include a broad scope of public relations and corporate communications expertise including corporate branding, institutional communication, crisis and issues management, public affairs, financial communication and investor relations, healthcare communications, workplace communications, media relations, consumer marketing and entertainment marketing.

Freud Communications is Britain's largest independent consumer public relations firm. Its core business is consumer PR for brands such as Nike, KitKat, Tropicana, Walkers, Nescafe, Jack Daniel's and AOL. In recent years the company has also seen dynamic growth in its Corporate, Film, Entertainment and International divisions, with clients including Sony Pictures Entertainment, Nestle, Time Warner, Pepsico and the London Development Agency.

<< MATTHEW FREUD IS A UNIQUE AND INNOVATIVE PRESENCE IN THE WORLD OF BRITISH
PUBLIC RELATIONS, >> says Publicis Groupe Chairman and CEO Maurice Levy. << AND BRINGING HIM AND FREUD COMMUNICATIONS INTO THE PUBLICIS GROUPE FOLD WILL DEMONSTRATE TO OUR CLIENTS -- BOTH BRITISH AND GLOBAL -- OUR COMMITMENT TO MARSHAL THE BEST AND BRIGHTEST SKILLS TO ENSURE THEIR SUCCESS. >>

<< A PARTNERSHIP WITH THE PUBLICIS GROUPE MUST BE THE ULTIMATE GOAL FOR ANY
INDEPENDENT MARKETING AGENCY. TO BE ABLE TO PRESERVE AND DEVELOP OUR BUSINESS AND CULTURE BUT HAVE THE RESOURCES OF THE MOST CREATIVE GLOBAL NETWORK WILL PROVIDE GREAT OPPORTUNITIES FOR CLIENTS AND STAFF ALIKE >> says Matthew Freud, Chairman of Freud Communications.

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                             [PUBLICIS GROUPE LOGO]

<< JOINING FORCES WITH FREUD COMMUNICATIONS UNDERSCORES THE DETERMINATION OF THE
PUBLICIS GROUPE TO OFFER OUR CLIENTS THE STRONGEST AND MOST COMPELLING ASSETS IN PUBLIC RELATIONS AND CORPORATE COMMUNICATIONS, AN AREA IN WHICH CLIENTS HAVE INCREASINGLY SPECIFIC NEEDS >> says John Farrell, President and CEO of the Publicis Groupe's Specialized Agencies and Marketing Services (SAMS) organization, in which PRCC is a key element.

<< PRCC STRIVES TO OFFER CLIENTS ACCESS TO A FULL RANGE OF COMMUNICATIONS
RESOURCES AROUND THE WORLD >> says PRCC Chairman Louis Capozzi. << THE ADDITION OF FREUD COMMUNICATIONS TO THE GROUP WILL STRENGTHEN OUR CONSUMER PUBLIC RELATIONS CAPABILITIES, SPECIFICALLY THROUGH THEIR BROAD EXPERTISE IN CONSUMER BRANDING AND ENTERTAINMENT MARKETING. >>

PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 109 countries on five continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations and events, corporate and financial communications, multicultural communications, healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com

                                   Contacts :
                              Freud Communications
               Kris Thykier - Vice Chairman: +44 (0) 20 7291 6363
                                 Publicis Groupe
        Communications and Public Affairs, John Rossant - Vice President:
                              + 33 (0)1 44 43 66 78
           Investors Relations, Pierre Benaich: + 33 (0)1 44 43 65 00

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